UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

D. Forest Wolfe

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-8220

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 30, 2019 (the “Schedule 13D”).

This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons also have acquired $86,071,544 par value of the Issuer’s 8.50% Senior Secured Second Lien Notes due 2023 (the “Notes”) on behalf of the Accounts.

On October 21, 2019, Issuer announced the commencement of (i) a cash tender offer (the “Tender Offer”) to purchase up to $200,000,000 of the Notes at a purchase price of $1,060 per $1,000 principal amount of Notes validly tendered; (ii) an exchange offer (the “Exchange Offer”) to eligible holders of Notes to exchange up to $70,754,716 in aggregate principal amount of Notes for newly issued 6.5% Series A Perpetual Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”); (iii) a related solicitation of consents to adopt certain amendments to the indenture governing the Notes (the “Consent Solicitation”) and (iv) an offer to eligible holders of Notes that elect to participate in the Exchange Offer to subscribe to purchase additional shares of Preferred Stock (the “Subscription Offer” and, together with the Tender Offer and Exchange Offer, the “Offers”).

In addition, on October 21, 2019, certain Accounts (collectively, the “Backstop Parties”) entered into a backstop commitment agreement with the Issuer (the “Backstop Agreement”), pursuant to which the terms of the Backstop Agreement, the Backstop Parties have agreed, subject to the terms and conditions set forth therein, to (i) tender (and not withdraw) all Notes held by the Backstop Parties in the Exchange Offer (and, accordingly, deliver consents in respect of all such Notes in the Consent Solicitation and tender all such Notes that are not accepted for exchange in the Exchange Offer in the Tender Offer) and (ii) exchange additional Notes for and/or purchase all shares of the Preferred Stock offered for exchange or purchase pursuant to the Exchange Offer and the Subscription Offer, respectively, but not issued pursuant to the terms of the Exchange Offer or the Subscription Offer, as applicable.

The Backstop Parties’ obligation to backstop the Exchange Offer and the Subscription Offer is subject to certain conditions, including satisfaction (or waiver) of all conditions to the Offers, including the receipt of consents from the holders of a majority of the outstanding Notes in the Consent Solicitation.

The foregoing description of the Backstop Agreement is not complete and is qualified by reference to the full text of the Backstop Agreement, a copy of which is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the transactions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Backstop Agreement is incorporated by reference as Exhibit 99.2 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.2.	Backstop Agreement, dated October 21, 2019, by and between the Issuer and the Backstop Parties (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2019

ANGELO, GORDON & CO., L.P.

By:	AG Partners, L.P.
Its General Partner

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P.

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman
Kirk Wickman Attorney-in-Fact